

PEOPLES BANCORP INC. – P.O. BOX 738 - MARIETTA, OHIO – 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
October 23, 2008

Contact: Edward G. Sloane
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES THIRD QUARTER EARNINGS

MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced third quarter 2008 net income of $3.0 million, or $0.28 per diluted share. This compares to $2.0 million, or $0.19 per diluted share, last quarter and $5.1 million, or $0.49 per diluted share, for the third quarter of 2007. On a year-to-date basis, net income totaled $10.6 million and diluted earnings per share were $1.02, versus $16.1 million and $1.52, respectively, for the same period in 2007. In the third quarter of 2008, provision for loan losses was $6.0 million compared to $6.8 million last quarter and $1.0 million in the third quarter of 2007. On a year-to-date basis, Peoples' provision for loan losses totaled $14.2 million versus $2.4 million a year ago.

"Like many financial services companies, our third quarter results were negatively affected by the impact of the struggling economy and weakened commercial real estate market," said Mark F. Bradley, President and Chief Executive Officer. "While these conditions produced a higher loan loss provision, third quarter earnings benefited from a stable net interest margin, diversified revenue growth, controlled expense growth and a lower effective tax rate. Over the last several months, we have taken steps to preserve and enhance Peoples' healthy capital position and liquidity levels in light of this difficult credit cycle."

Bradley continued, "During the third quarter, we downgraded the loan quality ratings of certain commercial real estate loans as part of our normal loan review process, which was the major driver of the increased loan loss provision compared to last year. These downgrades were caused by deterioration in the borrowers' financial condition from the weakened real estate market, and economy as a whole, and resulted in certain loans being placed on nonaccrual status."

The provision for loan losses resulted from management's quarterly evaluation of the loan portfolio and procedural methodology that estimates the amount of credit losses probable within the loan portfolio based on several factors, such as changes in loss trends, risk ratings, and current economic conditions.

At September 30, 2008, nonperforming loans totaled $35.7 million, or 3.21% of total loans, up from $21.2 million, or 1.92%, at June 30, 2008, and $9.4 million, or 0.83% at December 31, 2007. The third quarter increase was attributable to downgrades of three commercial real estate loan relationships, totaling $14.4 million, which increased nonaccrual loans. These loans are secured primarily by real estate in Ohio, with some collateral located in Indiana. The remaining increase since year-end 2007 was the result of two large commercial real estate loans, with balances of $7.0 million and $6.2 million, being placed on nonaccrual status in the first and second quarter of 2008, respectively.

"Despite recent market events, we believe our nonperforming loans are manageable, given our ongoing communication with the borrowers and actions intended to minimize losses," said Edward G. Sloane, Chief Financial Officer. "Our consumer loan quality, including our residential real estate loans, remains sound, with delinquency levels and losses comparable to those experienced during the last several quarters. The steps taken in the third quarter have bolstered our loan loss reserves and we continually monitor the entire loan portfolio closely for signs of credit deterioration."

The allowance for loan losses grew to $19.2 million, or 1.72% of total loans, at September 30, 2008, from $15.2 million, or 1.38%, at the prior quarter-end and $15.7 million, or 1.40%, at year-end 2007. The increase in the allowance for loan losses reflects the impact of commercial real estate loan downgrades on management's estimate of losses within the portfolio. Management appropriately considered all loans in establishing the allowance for loan losses for each period and believes the allowance was adequate at September 30, 2008, based on all information currently available.

Third quarter 2008 net loan charge-offs were $2.1 million, or 0.74% of average loans on an annualized basis, down from $7.5 million, or 2.70%, in the second quarter of 2008, due to the $6.4 million charge-off of a single impaired commercial real estate loan in the second quarter. Net charge-offs were $1.0 million, or 0.36%, for the third quarter of 2007. The increase in 2008 was attributable to a third quarter $1.1 million charge-off of one of the previously mentioned



nonaccrual loan relationships. Net loan charge-offs totaled $10.8 million through nine months of 2008, versus $2.3 million a year ago.

   Despite the increased level of losses recognized in 2008 compared to prior years, the capital position of Peoples and its banking subsidiary have remained strong and well above amounts needed to be considered well-capitalized by banking regulations. At September 30, 2008, Peoples' Tier 1 and Total Risk-Based capital ratios were 12.35% and 13.68%, respectively, while the ratio of tangible equity to tangible assets was 7.03%. These strong capital positions have allowed Peoples to increase dividends declared to shareholders. In the third quarter of 2008, Peoples declared a cash dividend of $0.23 per share, up 4.5% from the $0.22 per share declared for third quarter of 2007. Through nine months of 2008, Peoples has declared dividends of $0.68 per share in 2008 versus $0.66 per share declared through the same period of 2007, resulting in a dividend payout ratio of 67.0% of net income in 2008 versus 43.1% a year ago. Based on current capital levels, management anticipates continuation of quarterly dividend payments.

   During 2008, Peoples has systematically sold the preferred stock issued by the Federal National Mortgage Association ("Fannie Mae"), and the Federal Home Loan Mortgage Corporation ("Freddie Mac") held in its investment portfolio, due to the uncertainty surrounding these entities. In the third quarter of 2008, Peoples completely eliminated all holdings of these preferred stocks and recognized a pre-tax loss of $594,000 ($386,000 after-tax). Peoples also recognized a pre-tax gain of $479,000 ($311,000 after-tax) from the sale of various investment securities, primarily obligations of U.S. government-sponsored enterprises and tax-exempt municipal bonds, with a recorded value of $21.4 million as part of management's ongoing efforts to reduce credit and interest rate exposures in Peoples' investment portfolio.

   In the third quarter of 2008, net interest income increased 11% to $14.6 million and the net interest margin expanded 24 basis points to 3.50% compared to the prior year third quarter. These improvements were attributable to Peoples' funding costs declining more than asset yields, due to lower short-term market rates and wider credit spreads. Third quarter net interest income and margin also benefited from retail deposit growth in 2008, which has allowed Peoples to reduce its amount of higher-cost wholesale funding. As a result, Peoples' third quarter cost of funds dropped 103 basis points year-over-year to 3.01%, while asset yields declined only 69 basis points to 6.15%. Compared to the second quarter of 2008, net interest income decreased 2% and net interest margin compressed 11 basis points, due to the combination of an increased level of nonaccrual loans recognized during the third quarter and higher loan prepayment fees earned during the second quarter. Through nine months of 2008, net interest income has grown 9% compared to the same period last year and net interest margin was 3.54% versus 3.29%. On a year-to-date basis, the average cost of funds decreased 81 basis points, outpacing the 49 basis point decline in asset yields.

   Peoples' reported net interest income and margin include loan prepayment fees, interest reductions for loans placed on nonaccrual status and interest collected on nonaccrual loans. The net impact of these items was a $241,000 reduction in income, or five basis points of margin, in the third quarter of 2008, compared to $5,000 of additional income in the third quarter of 2007 and $226,000 of additional income, or five basis points, in the second quarter of 2008.

   "As expected, our third quarter net interest income and margin were pressured by some assets repricing downward and limited additional opportunities to lower funding costs," said Sloane. "In addition, we experienced lower loan prepayment fees and an increase in nonaccrual loans in the third quarter, which combined to reduce asset yields compared to the first half of 2008. Current interest rate conditions may continue to put pressure on net interest income and margin. Still, we are continuing to manage our balance sheet position to optimize Peoples' net interest income stream, while also minimizing the impact of future rate changes on our earnings."

   Third quarter non-interest income increased 6% over the prior year, totaling $8.2 million in 2008 versus $7.7 million in 2007. The largest gains occurred in Peoples' insurance revenues, deposit account service charges, and electronic banking ("e-banking") income, while mortgage banking income declined. Compared to the second quarter of 2008, increases in deposit account service charges and insurance income were partially offset by lower trust and investment income, resulting in a total non-interest income increase of 3% in the third quarter of 2008. Through nine months of 2008, total non-interest income was $24.3 million compared to $23.7 million through nine months of 2007, with the increase primarily attributable to debit card revenues and trust and investment income.

   "Non-interest revenues remain a major component of our earnings stream," said Sloane. "While we managed to grow these revenues during the third quarter, our efforts are challenged by the generally lower market value of investments due to the current state of the financial markets and economy, considering a portion of our fiduciary and brokerage revenues is based on the value of managed assets."

   Peoples has enhanced insurance revenues despite tighter pricing margins within the insurance industry caused by insurance companies reducing property and casualty insurance premiums in an effort to attract market share. Deposit account service charges grew during the third quarter of 2008 as the result of increased checking account overdraft activity. Peoples' efforts to attract new trust business over the last several quarters have tempered the reduction in revenues caused by the lower market value of managed assets from the downturn in the financial markets.



Non-interest expense totaled $13.2 million for the third quarter of 2008, up 5% from a year ago, and totaled $40.0 million through nine months of 2008 versus $39.1 million for the nine months ended September 30, 2007. These increases were primarily attributable to higher salary and benefit costs and increased net occupancy and equipment expense. Salary and benefit costs, Peoples' largest non-interest expense, were up year-over-year due to the combination of normal annual merit increases and higher employee medical benefit costs, while modest increases in property taxes and utility costs during 2008 were key drivers of higher net occupancy and equipment expense. On a linked quarter basis, non-interest expense growth was contained, as modest increases in salary and benefit costs, e-banking expense and professional fees were partially offset by reduced marketing expenditures and lower depreciation expense from assets becoming fully depreciated.

"Overall, we believe third quarter expense levels were reasonable, even though total expense was higher than a year ago," said Sloane. "Still, we continue to implement measures to reduce expenses and gain operating efficiencies, while also preparing Peoples for possible future disciplined expansion through establishing new sales offices."

For the nine months ended September 30, 2008, Peoples' effective tax rate was 23.1%, which represents management's current estimate for the full year 2008 and a decrease from 26.0% in the first half of 2008 and 25.8% through nine months of 2007. The lower projected effective tax rate is due mainly to a greater utilization of estimated tax credits. In addition, income from tax-exempt sources is expected to comprise a larger portion of Peoples' 2008 pre-tax income, which further decreased the projected effective tax rate.

At September 30, 2008, total portfolio loan balances were $1.11 billion, up $8.8 million for the quarter. Construction loan balances grew $17.7 million, due mostly to advances on existing commercial construction loans, while commercial and commercial mortgage loan balances declined a combined $12.6 million. Peoples also experienced modest increases in consumer and home equity loan balances. Since year-end 2007, total portfolio loan balances were down $7.3 million at quarter-end, due to commercial loan payoffs offsetting new production and the impact of charge-offs in 2008. Peoples' serviced real estate loan portfolio totaled $180.4 million at September 30, 2008, down slightly from $182.3 million at June 30, 2008, but up versus $176.7 million at December 31, 2007.

During the third quarter of 2008, total retail deposit balances, which exclude brokered deposits, were essentially unchanged from $1.24 billion at June 30, 2008, as an $8.4 million increase in interest-bearing balances was offset by an $8.8 million decline in non-interest-bearing balances. For the quarter, retail certificates of deposit ("CDs") balances grew $5.7 million, while money market and savings balances grew $3.1 and $2.1 million, respectively. The growth in retail interest-bearing deposits was tempered by a single commercial customer transferring approximately $14 million of money market deposits to an overnight repurchase agreement. The decline in non-interest-bearing deposits was largely attributable to lower commercial balances at September 30, 2008, although consumer balances saw a modest decrease during the quarter. Since year-end 2007, total retail balances have increased $114.1 million, or 10%, due mostly to higher interest-bearing retail balances from Peoples attracting nearly $70 million of funds from customers outside its primary market area instead of using higher-cost brokered deposits. The retail deposit growth during 2008 has allowed Peoples to reduce higher rate brokered certificates of deposit balances by $49.6 million and contributed to the $20.5 million reduction in borrowed funds since year-end 2007.

"Overall, we saw several positives in the third quarter results, despite lower net income caused by the ongoing credit challenges in the loan portfolio," summarized Bradley. "Our core earnings stream remains strong, driven by stable net interest margin, diversified revenue growth, controlled operating expenses and retail deposit growth. Our capital and liquidity levels continue to be healthy and a source of strength during this challenging economic cycle."

Peoples Bancorp Inc. is a diversified financial products and services company with $1.9 billion in assets, 49 locations and 38 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance, and trust solutions through its financial service units – Peoples Bank, National Association; Peoples Financial Advisors (a division of Peoples Bank); and Peoples Insurance Agency, Inc. Peoples' common shares are traded on the NASDAQ Global Select Market under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of US publicly traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss third quarter 2008 results of operations today at 11:00 a.m. Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous Webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.



Safe Harbor Statement:

This news release may contain certain forward-looking statements with respect to Peoples' financial condition, results of operations, plans, objectives, future performance and business. Except for the historical and present factual information contained in this news release, the matters discussed in this news release, and other statements identified by words such as "estimate", "anticipate", "feel," "expect," "believe," "plan," "will," "would," "should," "could" and similar expressions are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Factors that might cause such a difference include, but are not limited to: (1) deterioration in the credit quality of Peoples' loan portfolio could occur due to a number of factors, such as adverse changes in economic conditions that impair the ability of borrowers to repay their loans, the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be less favorable than expected, which may adversely impact the provision for loan losses; (2) competitive pressures among financial institutions or from non-financial institutions, which may increase significantly; (3) changes in the interest rate environment, which may adversely impact interest margins; (4) changes in prepayment speeds, loan originations, and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (5) general economic conditions and weakening in the economy, specifically the real estate market, either national or in the states in which Peoples does business, which may be less favorable than expected; (6) political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions, which may adversely affect the business of Peoples; (8) adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples' investment portfolio; (9) a delayed or incomplete resolution of regulatory issues that could arise; (10) Peoples' ability to receive dividends from its subsidiaries; (11) changes in accounting standards, policies, estimates or procedures, which may impact Peoples' reported financial condition or results of operations; (12) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (13) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; (14) the costs and effects of regulatory and legal developments, including the outcome of regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; and (15) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.



PEOPLES BANCORP INC. (NASDAQ: PEBO)

PER SHARE DATA AND PERFORMANCE RATIOS

	Three Months Ended			Nine Months Ended	
(in $000's, except per share data)	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Net income per share:					
Basic	**$ 0.29**	$ 0.19	$ 0.49	**$ 1.02**	$ 1.53
Diluted	**$ 0.28**	$ 0.19	$ 0.49	**$ 1.02**	$ 1.52
Cash dividends declared per share	**$ 0.23**	$ 0.23	$ 0.22	**$ 0.68**	$ 0.66
Book value per share	**$ 19.09**	$ 19.55	$ 19.25	**$ 19.09**	$ 19.25
Tangible book value per share (a)	**$ 12.62**	$ 13.03	$ 12.63	**$ 12.62**	$ 12.63
Closing stock price at end of period	**$ 21.77**	$ 18.98	$ 26.18	**$ 21.77**	$ 26.18
Dividend payout as a percentage of net income	**81.23%**	122.38%	44.83%	**67.02%**	43.10%
Return on average equity (b)	**5.82%**	3.81%	10.27%	**6.88%**	10.88%
Return on average assets (b)	**0.61%**	0.41%	1.09%	**0.74%**	1.15%
Efficiency ratio (c)	**55.33%**	54.55%	57.03%	**55.98%**	58.06%
Net interest margin (fully tax-equivalent) (b)	**3.50%**	3.61%	3.26%	**3.54%**	3.29%

(a) Excludes the balance sheet impact of intangible assets acquired through acquisitions.
(b) Ratios are presented on an annualized basis.
(c) Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses)



PEOPLES BANCORP INC. CONSOLIDATED STATEMENTS OF INCOME

(in $000's)	Three Months Ended September 30, 2008	2007	Nine Months Ended September 30, 2008	2007
Interest income	$ 26,063	$ 28,241	$ 79,910	$ 84,681
Interest expense	11,461	15,089	36,148	44,675
Net interest income	14,602	13,152	43,762	40,006
Provision for loan losses	5,996	967	14,198	2,437
Net interest income after provision for loan losses	8,606	12,185	29,564	37,569
Net (loss) on securities transactions	(111)	(613)	(126)	(575)
Net (loss) gain on asset disposals	(14)	42	(11)	76
Non-interest income:				
Deposit account service charges	2,761	2,562	7,431	7,375
Insurance income	2,439	2,230	7,701	7,657
Trust and investment income	1,266	1,211	3,915	3,639
Electronic banking income	994	879	2,925	2,607
Bank owned life insurance	391	418	1,220	1,237
Mortgage banking income	104	251	500	722
Other	201	143	581	491
Total non-interest income	8,156	7,694	24,273	23,728
Non-interest expense:				
Salaries and benefits	7,035	6,603	21,501	20,770
Net occupancy and equipment	1,344	1,233	4,169	3,917
Electronic banking expense	638	554	1,678	1,568
Professional fees	528	469	1,594	1,714
Data processing and software	521	530	1,622	1,594
Franchise taxes	416	449	1,248	1,336
Amortization of intangible assets	390	478	1,208	1,467
Marketing	273	350	1,010	1,078
Other	2,048	1,933	5,949	5,647
Total non-interest expense	13,193	12,599	39,979	39,091
Income before income taxes	3,444	6,709	13,721	21,707
Income tax expense	493	1,594	3,169	5,597
Net income	$ 2,951	$ 5,115	$ 10,552	$ 16,110
Net income per share:				
Basic	$ 0.29	$ 0.49	$ 1.02	$ 1.53
Diluted	$ 0.28	$ 0.49	$ 1.02	$ 1.52
Cash dividends declared per share	$ 0.23	$ 0.22	$ 0.68	$ 0.66
Weighted average shares outstanding:				
Basic	10,319,534	10,421,548	10,309,010	10,502,866
Diluted	10,354,522	10,483,657	10,350,008	10,573,934
Actual shares outstanding (end of period)	10,324,573	10,363,397	10,324,573	10,363,397



PEOPLES BANCORP INC. CONSOLIDATED BALANCE SHEETS

(in $000's)	September 30, 2008		December 31, 2007	
ASSETS				
Cash and cash equivalents:				
Cash and due from banks	$	**38,311**	$	43,275
Interest-bearing deposits in other banks		**1,247**		1,925
Total cash and cash equivalents		**39,558**		45,200
Available-for-sale investment securities, at fair value (amortized cost of $598,355 at September 30, 2008 and $535,979 at December 31, 2007)		**589,017**		542,231
Other investment securities, at cost		**23,996**		23,232
Total investment securities		**613,013**		565,463
Loans, net of unearned interest		**1,113,610**		1,120,941
Allowance for loan losses		**(19,156)**		(15,718)
Net loans		**1,094,454**		1,105,223
Loans held for sale		**1,069**		1,994
Bank premises and equipment, net of accumulated depreciation		**25,283**		24,803
Bank owned life insurance		**51,511**		50,291
Goodwill		**62,520**		62,520
Other intangible assets		**4,268**		5,509
Other assets		**28,712**		24,550
TOTAL ASSETS	$	**1,920,388**	$	1,885,553
LIABILITIES				
Non-interest-bearing deposits	$	**184,474**	$	175,057
Interest-bearing deposits		**1,066,383**		1,011,320
Total deposits		**1,250,857**		1,186,377
Federal funds purchased, securities sold under repurchase agreements, and other short-term borrowings		**140,461**		222,541
Long-term borrowings		**293,565**		231,979
Junior subordinated notes held by subsidiary trusts		**22,487**		22,460
Accrued expenses and other liabilities		**15,924**		19,360
TOTAL LIABILITIES		**1,723,294**		1,682,717
STOCKHOLDERS' EQUITY				
Common stock, no par value (24,000,000 shares authorized, 10,963,199 shares issued at September 30, 2008, and 10,925,954 shares issued at December 31, 2007)		**164,457**		163,399
Retained earnings		**56,007**		52,527
Accumulated comprehensive (loss) income, net of deferred income taxes		**(7,113)**		3,014
Treasury stock, at cost (638,626 shares at September 30, 2008, and 629,206 shares at December 31, 2007)		**(16,257)**		(16,104)
TOTAL STOCKHOLDERS' EQUITY		**197,094**		202,836
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**1,920,388**	$	1,885,553



PEOPLES BANCORP INC. SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
LOAN PORTFOLIO					
Commercial, mortgage	$ **490,978**	$ 499,043	$ 498,426	$ 513,847	$ 481,341
Commercial, other	**181,783**	186,346	180,523	171,937	174,753
Real estate, construction	**70,899**	53,170	72,326	71,794	83,714
Real estate, mortgage	**234,823**	234,870	237,366	237,641	240,599
Home equity lines of credit	**46,909**	44,595	43,101	42,706	43,506
Consumer	**85,983**	83,605	81,108	80,544	80,661
Deposit account overdrafts	**2,235**	3,223	2,879	2,472	2,047
Total loans	**1,113,610**	1,104,852	1,115,729	1,120,941	1,106,621
DEPOSIT BALANCES					
Interest-bearing deposits:					
Retail certificates of deposit	$ **563,124**	$ 557,406	$ 549,439	$ 499,684	$ 515,432
Interest-bearing transaction accounts	**199,534**	202,063	211,708	191,359	178,880
Money market deposit accounts	**175,120**	172,048	156,206	153,299	147,848
Savings accounts	**118,634**	116,485	114,433	107,389	112,507
Total retail interest-bearing deposits	**1,056,412**	1,048,002	1,031,786	951,731	954,667
Brokered certificates of deposits	**9,971**	39,781	39,756	59,589	57,507
Total interest-bearing deposits	**1,066,383**	1,087,783	1,071,542	1,011,320	1,012,174
Non-interest-bearing deposits	**184,474**	193,265	177,449	175,057	171,319
Total deposits	**1,250,857**	1,281,048	1,248,991	1,186,377	1,183,493
ASSET QUALITY					
Nonperforming assets:					
Loans 90 days or more past due	$ **1,852**	$ 290	$ 438	$ 378	$ 190
Nonaccrual loans	**33,896**	20,910	17,061	8,980	5,979
Total nonperforming loans	**35,748**	21,200	17,499	9,358	6,169
Other real estate owned	**260**	411	343	343	343
Total nonperforming assets	$ **36,008**	$ 21,611	$ 17,842	$ 9,701	$ 6,512
Allowance for loan losses as a percent of nonperforming loans	**53.6%**	71.8%	91.2%	168.0%	237.3%
Nonperforming loans as a percent of total loans	**3.21%**	1.92%	1.57%	0.83%	0.56%
Nonperforming assets as a percent of total assets	**1.88%**	1.13%	0.94%	0.51%	0.34%
Nonperforming assets as a percent of total loans and other real estate owned	**3.23%**	1.96%	1.60%	0.87%	0.59%
Allowance for loan losses as a percent of total loans	**1.72%**	1.38%	1.43%	1.40%	1.32%
CAPITAL INFORMATION(a)					
Tier 1 risk-based capital	**12.35%**	12.10%	12.12%	11.91%	11.82%
Total risk-based capital ratio (Tier 1 and Tier 2)	**13.68%**	13.33%	13.43%	13.23%	13.04%
Leverage ratio	**8.66%**	8.72%	8.81%	8.48%	8.67%
Tier 1 capital	$ **160,556**	$ 159,242	$ 158,919	$ 154,933	$ 156,209
Total capital (Tier 1 and Tier 2)	$ **177,823**	$ 175,397	$ 176,083	$ 172,117	$ 172,263
Total risk-weighted assets	$ **1,299,711**	$ 1,316,021	$ 1,310,895	$ 1,301,056	$ 1,321,367
Tangible equity to tangible assets (b)	**7.03%**	7.30%	7.67%	7.42%	7.20%

(a) September 30, 2008 data based on preliminary analysis and subject to revision.
(b) Excludes balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets.



PEOPLES BANCORP INC. PROVISION FOR LOAN LOSSES INFORMATION

| | Three Months Ended | | | Nine Months Ended September 30, | |
| | September 30, 2008 | June 30, 2008 | September 30, 2007 | 2008 | 2007 |
(in $000's)					
PROVISION FOR LOAN LOSSES					
Provision for Overdraft Privilege losses	$ 421	$ 160	$ 227	$ 618	$ 386
Provision for other loan losses	$ 5,575	$ 6,605	$ 740	$ 13,580	$ 2,051
Total provision for loan losses	$ 5,996	$ 6,765	$ 967	$ 14,198	$ 2,437
NET CHARGE-OFFS					
Gross charge-offs	$ 2,510	$ 7,720	$ 1,251	$ 11,868	$ 3,861
Recoveries	441	231	233	1,108	1,556
Net charge-offs	$ 2,069	$ 7,489	$ 1,018	$ 10,760	$ 2,305
NET CHARGE-OFFS BY TYPE					
Commercial	$ 1,428	$ 6,900	$ 472	$ 9,190	$ 1,283
Real estate	140	294	232	594	231
Overdrafts	341	148	207	576	392
Consumer	161	148	107	410	404
Credit card	(1)	(1)	-	(10)	(5)
Total net charge-offs	$ 2,069	$ 7,489	$ 1,018	$ 10,760	$ 2,305
Net charge-offs as a percent of loans (annualized)	0.74%	2.70%	0.36%	1.29%	0.27%

PEOPLES BANCORP INC. SUPPLEMENTAL INFORMATION

(in $000's, end of period)	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
Trust assets under management	$ 734,483	$ 770,714	$ 775,834	$ 797,443	$ 805,931
Brokerage assets under management	$ 207,284	$ 216,930	$ 221,340	$ 223,950	$ 218,573
Mortgage loans serviced for others	$ 180,441	$ 182,299	$ 178,763	$ 176,742	$ 176,380
Employees (full-time equivalent)	545	554	556	559	553
Announced treasury share plans: (a)					
Total shares authorized for plan	500,000	500,000	500,000	925,000	425,000
Shares purchased	-	-	13,600	84,600	139,000
Average price	$ -	$ -	$ 21.59	$ 24.25	$ 24.05

(a) 2008 data reflects shares purchased under the repurchase plan announced on November 9, 2007, authorizing the repurchase of up to 500,000 common shares, upon the completion of the 2007 Stock Repurchase Program. 2007 data reflects shares purchased under the repurchase plan announced on November 9, 2007, and under the 2007 Stock Repurchase Program announced on January 12, 2007, authorizing the repurchase of up to 425,000 common shares. The number of common shares purchased for treasury and average price paid are presented for the three-month period ended on the date indicated.



PEOPLES BANCORP INC. CONSOLIDATED AVERAGE BALANCE SHEET AND NET INTEREST INCOME

				Three Months Ended					
	September 30, 2008			**June 30, 2008**			**September 30, 2007**		
(in $000's)	**Balance**	**Income/ Expense**	**Yield/ Cost**	**Balance**	**Income/ Expense**	**Yield/ Cost**	**Balance**	**Income/ Expense**	**Yield/ Cost**
ASSETS									
Short-term investments	$ 2,640	$ 12	1.87%	$ 3,391	$ 17	2.17%	$ 4,035	$ 50	4.91%
Investment securities (a)	620,475	8,381	5.40%	598,111	7,991	5.35%	571,632	7,590	5.31%
Gross loans (a)	1,109,478	18,052	6.45%	1,114,474	18,954	6.81%	1,105,592	21,008	7.55%
Allowance for loan losses	(16,554)			(16,243)			(14,662)		
Total earning assets	1,716,039	26,445	6.15%	1,699,733	26,962	6.36%	1,666,597	28,648	6.84%
Intangible assets	67,006			67,395			68,754		
Other assets	130,991			127,190			129,015		
Total assets	1,914,036			1,894,318			1,864,366		
LIABILITIES AND EQUITY									
Interest-bearing deposits:									
Savings	117,590	155	0.52%	115,625	140	0.49%	113,740	190	0.66%
Interest-bearing demand deposits	202,402	900	1.77%	203,411	890	1.76%	181,352	1,048	2.29%
Money market	176,510	852	1.92%	165,592	816	1.98%	149,753	1,463	3.88%
Brokered time	23,716	291	4.88%	39,767	509	5.15%	64,518	827	5.09%
Retail time	560,463	5,260	3.73%	549,642	5,426	3.97%	519,063	5,919	4.52%
Total interest-bearing deposits	1,080,681	7,458	2.75%	1,074,037	7,781	2.91%	1,028,426	9,447	3.64%
Short-term borrowings	133,511	689	2.02%	148,854	778	2.07%	232,586	2,975	5.03%
Long-term borrowings	297,901	3,314	4.38%	270,746	3,115	4.58%	217,440	2,667	4.89%
Total borrowed funds	431,412	4,003	3.65%	419,600	3,893	3.69%	450,026	5,642	4.92%
Total interest-bearing liabilities	1,512,093	11,461	3.01%	1,493,637	11,674	3.13%	1,478,452	15,089	4.03%
Non-interest-bearing deposits	186,412			180,399			172,164		
Other liabilities	13,729			14,214			16,125		
Total liabilities	1,712,234			1,688,250			1,666,741		
Stockholders' equity	201,802			206,068			197,625		
Total liabilities and equity	$ 1,914,036			$ 1,894,318			$ 1,864,366		
Net interest income/spread (a)		$ 14,984	3.14%		$ 15,288	3.23%		$ 13,559	2.81%
Net interest margin (a)			3.50%			3.61%			3.26%

(a) Information presented on a fully tax-equivalent basis.



| | Nine Months Ended | | | | | |
| | September 30, 2008 | | | September 30, 2007 | | |
(in $000's)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
ASSETS						
Short-term investments	$ 3,346	$ 61	2.47%	$ 3,808	$ 139	4.89%
Investment securities (a)	600,149	24,183	5.37%	557,225	21,689	5.19%
Gross loans (a)	1,112,315	56,885	6.80%	1,121,801	63,917	7.61%
Allowance for loan losses	(16,346)			(14,683)		
Total earning assets	1,699,464	81,129	6.37%	1,668,151	85,745	6.86%
Intangible assets	67,409			68,496		
Other assets	128,170			128,645		
Total assets	1,895,043			1,865,292		
LIABILITIES AND EQUITY						
Interest-bearing deposits:						
Savings	113,927	416	0.49%	115,006	544	0.63%
Interest-bearing demand deposits	201,275	2,772	1.84%	178,002	2,804	2.11%
Money market	164,811	2,727	2.21%	146,211	4,282	3.92%
Brokered time	38,883	1,496	5.14%	67,536	2,591	5.13%
Retail time	544,736	16,293	4.00%	526,726	17,700	4.49%
Total interest-bearing deposits	1,063,632	23,704	2.98%	1,033,481	27,921	3.61%
Short-term borrowings	156,908	3,006	2.52%	234,164	9,031	5.05%
Long-term borrowings	275,498	9,438	4.53%	211,522	7,723	4.87%
Total borrowed funds	432,406	12,444	3.80%	445,686	16,754	4.97%
Total interest-bearing liabilities	1,496,038	36,148	3.22%	1,479,167	44,675	4.02%
Non-interest-bearing deposits	179,959			172,288		
Other liabilities	14,269			15,921		
Total liabilities	1,690,266			1,667,376		
Stockholders' equity	204,777			197,916		
Total liabilities and equity	$ 1,895,043			$ 1,865,292		
Net interest income/spread (a)		$ 44,981	3.15%		$ 41,070	2.84%
Net interest margin (a)			3.54%			3.29%

(a) Information presented on a fully tax-equivalent basis.

END OF RELEASE